Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

January 24, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This has reference to our intimation dated August 10, 2017 with regard to communication received by betapharm Arzneimittel GmbH, Germany (our wholly-owned subsidiary) from the Regulatory Authority of Germany (Regierung von Oberbayern).

There has been a re-inspection carried out by the German Regulator at the Company’s Formulations Manufacturing Unit 2 plant in Bachupally, Hyderabad last week. Following the re-inspection, betapharm has now received a communication from the Regulator that the current status of EU GMP non-compliance (from August 8, 2017) is to be withdrawn from Government of Upper Bavaria.

The plant can now restart despatch of approved products to the European Union.

This is for your information and record.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)